

October 26, 2010

KSW, Inc.
Richard W. Lucas, Chief financial Officer
37-16 23rd Street
Long Island City, NY 11101

>   **Re: KSW, Inc.**
>   **Form 10-K for the year ended December 31, 2009 filed March 19, 2010**
>   **Definitive Proxy Statement on Schedule 14A filed March 30, 2010**
>   **Form 10-Q for the quarter ended June 30, 2010 filed August 9, 2010**
>   **File No. 1-32865**

Dear Mr. Lucas:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1. Business, page 3

1. In future filings, please discuss the sources and availability of your raw materials (e.g., steel) to the extent material to your business. See Item 101(h)(4)(v) of Regulation S-K. In this regard, we note your disclosure on page eight that increases in steel piping materials may impact your profit margins.

Competition, page 5

2. In future filings, please disclose the methods of competition in your industry. See Item 101(h)(4)(iv) of Regulation S-K.

Results of Operations, page 16

Revenues, page 16

3. To the extent material to an understanding of your results of operations, in future filings please quantify the number and dollar value of contracts which were cancelled during the periods presented. We also note your risk factor disclosure on page 7 that several projects have been put on hold or terminated. Please tell us the dollar value of projects put on hold that remain in your backlog disclosure.

Liquidity and Capital Resources, page 21

Net cash (used in) provided by Operating Activities, page 21

4. Your current discussion of cash flows (used in) provided by operating activities merely repeats the information seen on your balance sheets and statements of cash flows. In future periodic filings, revise your disclosures to discuss the underlying reasons for any significant changes in the line items comprising your operating cash flows, such as accounts receivable and retainage receivable. In this regard, we note that fluctuations due to the long-term nature of your contracts may impact your liquidity. Please provide a more thorough discussion here regarding those impacts in the current period. Refer to SEC Release 33-8350.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 27

5. We note that you changed accountants on August 13, 2009; however, you have indicated that no disclosure is required here. Please revise future filings to include disclosures as required by Item 304 of Regulation S-K for changes in accountants during your two most recent fiscal years.

Item 9A. (T). Control and Procedures, page 28

Management's Report on Internal Control Over Financial Reporting, page 28

6. In future filings, please revise your management's conclusion to include the complete definition of internal control over financial reporting as set forth in Exchange Act Rules 13a-15(f) and 15d-15(f) or simply state, without repeating the definition, that your management concluded on the applicable date that your internal control over financial reporting was or was not effective.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 30

7. In future filings, please provide the information required by Item 404(d) of Regulation S-K with respect all related party transactions since the beginning of the fiscal year preceding your last fiscal year. See Instruction 2 to Item 404(d) of Regulation S-K. In this regard, we note from page F-22 that "[d]uring December 2008, [you] purchased a pipe fabrication shop and an adjacent storage yard in Bronx, New York, from the [your] Chief Executive Officer and a charitable foundation he controls at fair market value."

Notes to the Consolidated Financial Statements

(6) Joint Venture, page F-21

8. Please tell us and enhance future disclosures to clearly state the method of accounting your are utilizing to account for the joint venture. Additionally, please tell us what consideration you have given to including financial statements of the joint venture in your filing. Refer to Item 3-09 of Regulation S-X.

Definitive Proxy Statement on Schedule 14A

9. Please refrain from presenting the compensation tables required by Item 402 of Regulation S-K as appendices to your proxy statement. In future filings, please include the compensation tables in the body of your proxy statement.

Form 10-Q for the quarter ended June 30, 2010

Liquidity and Capital Resources, page 16

Cash used in operations, page 16

10. We note your disclosure that you are billing the joint venture only for the costs incurred on the project and will bill the joint venture for your profits at a future time. We also note on page 10 that you have recorded $37,000 in earnings from the joint venture. Please discuss how you are currently accounting for the joint venture in the company's results, quantify these results and explain, what, if any, impact this decision may have on your liquidity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Hagan Ganem at (202) 551-3330, Jay Ingram at (202) 551-3397 or me at (202) 551-3768 with any other questions.

Sincerely,

John Cash
Branch Chief